SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

RULE 13E-3 TRANSACTION STATEMENT

UNDER SECTION 13(E) OF

THE SECURITIES EXCHANGE ACT OF 1934

ARAMARK CORPORATION

(Name of the Issuer)

ARAMARK CORPORATION

RMK ACQUISITION CORPORATION

JOSEPH NEUBAUER

(Names of Person(s) Filing Statement)

Class B Common Stock, par value $0.01 per share

(Title of Class of Securities)

038521100

(CUSIP Number of Class of Securities)

ARAMARK Corporation ARAMARK Tower 1101 Market Street Philadelphia, Pennsylvania 19107 Attn: Bart J. Colli, Esq. (215) 238-3000	RMK Acquisition Corporation c/o Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, NY 10019 Attn: Daniel A. Neff, Esq. Attn: Mark Gordon, Esq. (212) 403-1000

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

With copies to

Wachtell Lipton Rosen & Katz 51 W. 52nd Street New York, New York 10019 Attn: Daniel A. Neff, Esq. Attn: Mark Gordon, Esq. (212) 403-1000	Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017 Attn: Charles I. Cogut, Esq. Attn: Mario A. Ponce, Esq. (212) 455-2000

Sullivan & Cromwell LLP 125 Broad Street New York, New York 10004 Attn: James C. Morphy, Esq. (212) 558-4000	Shearman & Sterling LLP 599 Lexington Avenue New York, New York 10022 Attn: Creighton O’M. Condon, Esq. Attn: Stephen M. Besen, Esq. (212) 848-4000

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☒

Check	the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee
Transaction valuation*	Amount of filing fee
$6,237,309,335.45	$667,392.10
*	Set forth the amount on which the filing fee is calculated and state how it was determined.
*	Calculated solely for the purpose of determining the filing fee. The transaction valuation is determined based upon the sum of (a) the product of (i) the sum of 56,619,041 shares of Class A Common Stock, 123,427,111 shares of Class B Common Stock, approximately 1,349,566.30 restricted stock units and approximately 6,250.30 director deferred stock units and (ii) the merger consideration of $33.80 per share (equal to $6,131,386,538.68) and (b) the product of options to purchase 10,704,146 shares of common stock with exercise prices less than $33.80 and approximately $9.90 (which is the difference between $33.80 and the weighted average exercise price per share) (equal to $105,922,796.77). In accordance with the Exchange Act Rule 0-11(c), the filing fee was determined by multiplying 0.000107 by the aggregate transaction valuation of $6,237,309,335.45.

☒	Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $667,392.10

Form or Registration No.: Schedule 14A

Filing Party: ARAMARK Corporation

Date Filed: September 7, 2006

Introduction

This Rule 13e-3 Transaction Statement (this “Transaction Statement”) is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by ARAMARK Corporation, a Delaware corporation (the “Company”), RMK Acquisition Corporation, a Delaware corporation (“MergerCo”), and Joseph Neubauer (together with the Company and MergerCo, the “Filing Persons”).

This Transaction Statement relates to the Agreement and Plan of Merger, dated as of August 8, 2006 (the “Merger Agreement”) by and among the Company, MergerCo and RMK Finance LLC, a Delaware limited liability company (“FinanceCo”). If the Merger Agreement is adopted by the Company stockholders and the other conditions to the closing of the Merger (as defined below) are satisfied, MergerCo will merge with and into the Company (the “Merger”), with the Company continuing as the surviving corporation. As a result of the Merger, the Company, the issuer of the equity securities that are the subject of the Rule 13e-3 transaction, will become a wholly-owned subsidiary of ARAMARK Holdings Corporation. In the Merger, each issued and outstanding share of the Company’s Class A common stock, par value $0.01 per share, and Class B common stock, par value $0.01 per share, will be converted into the right to receive $33.80 in cash.

Concurrently with the filing of this Transaction Statement, the Company is filing with the SEC a proxy statement (the “Proxy Statement”) under Regulation 14A of the Exchange Act, pursuant to which the Company’s board of directors is soliciting proxies from stockholders of the Company in connection with the Merger. The Proxy Statement is attached hereto as Exhibit (a)(1). A copy of the Merger Agreement is attached to the Proxy Statement as Annex A and is incorporated herein by reference. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion or amendment.

Pursuant to General Instruction F to Schedule 13E-3, the information in the Proxy Statement, including all annexes, exhibits and appendices thereto, is expressly incorporated by reference herein in its entirety, and responses to each item herein are qualified in their entirety by the information contained in the Proxy Statement. The cross references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3. Capitalized terms used but not defined herein have the meanings assigned to them in the Proxy Statement.

All information contained in, or incorporated by reference into, this Transaction Statement concerning each Filing Person was supplied by such Filing Person, and no other Filing Person, including the Company, takes responsibility for the accuracy of such information as it relates to any other Filing Person.

The filing of this Statement shall not be construed as an admission by any Filing Person or by any affiliate of a Filing Person, that the Company is “controlled” by any other Filing Person, or that any other Filing Person is an “affiliate” of the Company within the meaning of Rule 13e-3 under Section 13(e) of the Exchange Act.

Item 1. Summary Term Sheet

The information set forth in the sections of the Proxy Statement entitled “Summary Term Sheet” and “Questions and Answers About the Special Meeting and the Merger” is incorporated herein by reference.

Item 2. Subject Company Information

(a) Name and Address. The Company’s name and the address and telephone number of its principal executive offices are as follows:

ARAMARK Corporation

1101 Market Street

Philadelphia, Pennsylvania 19107

(215) 238-3000

(b) Securities. The information set forth in the sections of the Proxy Statement entitled “Questions and Answers About the Special Meeting and the Merger”, “The Special Meeting—Record Date and Quorum” and “The Special Meeting—Required Vote” is incorporated herein by reference.

(c) Trading Market and Price. The information set forth in the section of the Proxy Statement entitled “Important Information Concerning ARAMARK—Market Price of the Company’s Class B Common Stock” is incorporated herein by reference.

(d) Dividends. The information set forth in the section of the Proxy Statement entitled “Important Information Concerning ARAMARK—Market Price of the Company’s Class B Common Stock” is incorporated herein by reference.

(e) Prior Public Offerings. None.

(f) Prior Stock Purchases. The information set forth in the section of the Proxy Statement entitled “Important Information Concerning ARAMARK—Transactions in Common Stock” is incorporated herein by reference.

Item 3. Identity and Background of Filing Person

(a) Name and address. The information set forth in the sections of the Proxy Statement entitled “Summary Term Sheet” and “The Parties to the Merger” and Schedules I, II, III, IV, V, VI and VII to this Transaction Statement is incorporated herein by reference.

(b) Business and background of entities. The information set forth in the sections of the Proxy Statement entitled “Summary Term Sheet” and “The Parties to the Merger” and Schedules II, III, IV, V, VI and VII to this Transaction Statement is incorporated herein by reference.

(c) Business and background of natural persons. The information set forth in Schedules I, II, III, IV, V, VI and VII to this Transaction Statement and the section of the Proxy Statement entitled “Important Information Concerning ARAMARK—Directors and Executive Officers of ARAMARK” is incorporated herein by reference.

Item 4. Terms of the Transaction

(a) Material terms.

(1) Not applicable.

(2)(i) The information set forth in the sections of the Proxy Statement entitled “Summary Term Sheet” and “Questions and Answers About the Special Meeting and the Merger” is incorporated herein by reference.

(2)(ii) The information set forth in the sections of the Proxy Statement entitled “Summary Term Sheet”, “Questions and Answers About the Special Meeting and the Merger”, “Special Factors—Certain Effects of the Merger”, “Special Factors—Material United States Federal Income Tax”, and “The Merger Agreement—Treatment of Stock and Options” is incorporated herein by reference.

(2)(iii) The information set forth in the sections of the Proxy Statement entitled “Special Factors—Background of the Merger”, “Special Factors—Reasons for the Merger; Recommendation of the Special Committee and of Our Board of Directors; Fairness of the Merger”, “Special Factors—Purposes and Reasons for the Merger of Joseph Neubauer”, “Special Factors—Position of Joseph Neubauer as to Fairness”, “Special Factors—Position of

MergerCo as to Fairness”, “Special Factors—Purposes, Reasons and Plans for ARAMARK after the Merger”, and “Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger” is incorporated herein by reference.

(2)(iv) The information set forth in the sections of the Proxy Statement entitled “Summary Term Sheet”, “Questions and Answers About the Special Meeting and the Merger” and “The Special Meeting—Required Vote” is incorporated herein by reference.

(2)(v) The information set forth in the sections of the Proxy Statement entitled “Summary Term Sheet”, “Questions and Answers About the Special Meeting and the Merger”, “Special Factors—Certain Effects of the Merger” and “Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger” is incorporated herein by reference.

(2)(vi) Not applicable.

(2)(vii) The information set forth in the section of the Proxy Statement entitled “Special Factors—Material United States Federal Income Tax Consequences” is incorporated herein by reference.

(c) Different terms. The information set forth in the sections of the Proxy Statement entitled “Summary Term Sheet”, “Questions and Answers About the Special Meeting and the Merger”, “Special Factors—Certain Effects of the Merger” and “Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger” is incorporated herein by reference.

(d) Appraisal rights. The information set forth in the sections of the Proxy Statement entitled “Rights of Appraisal” and “Section 262 of the General Corporation Law of the State of Delaware”, which is attached as Annex C thereto, is incorporated herein by reference.

(e) Provisions for unaffiliated security holders. The information set forth in the section of the Proxy Statement entitled “Provisions for Unaffiliated Stockholders” is incorporated herein by reference. The Filing Persons have made no provisions in connection with the Merger to grant unaffiliated security holders access to the respective corporate files of any of the Filing Persons or to obtain counsel or appraisal services at the expense of the Filing Persons.

(f) Eligibility for listing or trading. Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements

(a)(1)-(2) Transactions. The information set forth in the sections of the Proxy Statement entitled “Special Factors—Background of the Merger”, “Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger” and “The Voting Agreement” is incorporated herein by reference.   Goldman, Sachs & Co. is an investment banking firm that regularly performs services such as acting as a financial advisor and serving as principal or agent in the purchase and sale of securities, which may include the securities of the Company.

        (b)-(c) Significant corporate events; Negotiations or contacts. The information set forth in the sections of the Proxy Statement entitled “Summary Term Sheet”, “Special Factors—Background of the Merger”, “Special Factors—Reasons for the Merger; Recommendation of the Special Committee and of Our Board of Directors; Fairness of the Merger”, “Special Factors—Purposes and Reasons for the Merger of Joseph Neubauer”, “Special Factors—Purposes, Reasons and Plans for ARAMARK after the Merger”, “Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger” and “The Voting Agreement” is incorporated herein by reference.

(e) Agreements involving the subject company’s securities. The information set forth in the sections of the Proxy Statement entitled “Summary Term Sheet”, “Special Factors—Background of the Merger”, “Special Factors—Reasons for the Merger; Recommendation of the Special Committee and of Our Board of Directors; Fairness of the Merger”, “Special Factors—Purposes and Reasons for the Merger of Joseph Neubauer”, “Special

Factors—Purposes, Reasons and Plans for ARAMARK after the Merger”, “Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger” and “The Voting Agreement” is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(b) Use of securities acquired. The information set forth in the sections of the Proxy Statement entitled “Special Factors—Certain Effects of the Merger”, “Special Factors—Reasons for the Merger; Recommendation of the Special Committee and of Our Board of Directors; Fairness of the Merger”, “Special Factors—Purposes and Reasons for the Merger of Joseph Neubauer”, “Special Factors—Purposes, Reasons and Plans for ARAMARK after the Merger” and “The Merger Agreement—Treatment of Stock and Options” is incorporated herein by reference.

(c)(1)-(8) Plans. The information set forth in the sections of the Proxy Statement entitled “Summary Term Sheet”, “Questions and Answers About the Special Meeting and the Merger”, “Special Factors—Reasons for the Merger; Recommendation of the Special Committee and of Our Board of Directors; Fairness of the Merger”, “Special Factors—Purposes and Reasons for the Merger of Joseph Neubauer”, “Special Factors—Purposes, Reasons and Plans for ARAMARK after the Merger”, “Special Factors—Certain Effects of the Merger”, “Special Factors—Financing” and “Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger” is incorporated herein by reference.

Item 7. Purposes, Alternatives, Reasons and Effects

(a) Purposes. The information set forth in the sections of the Proxy Statement entitled “Special Factors—Background of the Merger”, “Special Factors—Reasons for the Merger; Recommendation of the Special Committee and of Our Board of Directors; Fairness of the Merger”, “Special Factors—Purposes and Reasons for the Merger of Joseph Neubauer” and “Special Factors—Purposes, Reasons and Plans for ARAMARK after the Merger” is incorporated herein by reference.

(b) Alternatives. The information set forth in the sections of the Proxy Statement entitled “Special Factors—Background of the Merger”, “Special Factors—Reasons for the Merger; Recommendation of the Special Committee and of Our Board of Directors; Fairness of the Merger”, “Special Factors—Purposes and Reasons for the Merger of Joseph Neubauer” and “Special Factors—Purposes, Reasons and Plans for ARAMARK after the Merger” is incorporated herein by reference.

(c) Reasons. The information set forth in the sections of the Proxy Statement entitled “Summary Term Sheet”, “Questions and Answers About the Special Meeting and the Merger”, “Special Factors—Background of the Merger”, “Special Factors—Reasons for the Merger; Recommendation of the Special Committee and of Our Board of Directors; Fairness of the Merger”, “Special Factors—Opinion of Credit Suisse Securities (USA) LLC”, “Special Factors—Purposes and Reasons for the Merger of Joseph Neubauer”, “Special Factors—Position of Joseph Neubauer as to Fairness”, “Special Factors—Position of MergerCo as to Fairness”, “Special Factors—Purposes, Reasons and Plans for ARAMARK after the Merger” and “Special Factors—Certain Effects of the Merger” is incorporated herein by reference.

(d) Effects. The information set forth in the sections of the Proxy Statement entitled “Summary Term Sheet”, “Questions and Answers About the Special Meeting and the Merger”, “Special Factors—Background of the Merger”, “Special Factors—Reasons for the Merger; Recommendation of the Special Committee and of Our Board of Directors; Fairness of the Merger”, “Special Factors—Purposes and Reasons for the Merger of Joseph Neubauer”, “Special Factors—Purposes, Reasons and Plans for ARAMARK after the Merger”, “Special Factors—Certain Effects of the Merger”, “Special Factors—Financing”, “Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger” and “Special Factors—Material United States Federal Income Tax Consequences” is incorporated herein by reference.

Item 8. Fairness of the Transaction

(a) - (b) Fairness; Factors considered in determining fairness. The information set forth in the sections of the Proxy Statement entitled “Special Factors—Background of the Merger”, “Special Factors—Reasons for the Merger; Recommendation of the Special Committee and of Our Board of Directors; Fairness of the Merger”, “Special Factors—Opinion of Credit Suisse Securities (USA) LLC”, “Special Factors—Position of Joseph Neubauer as to Fairness”, “Special Factors—Position of MergerCo as to Fairness” and “Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger” is incorporated herein by reference. The full text of the written opinion of Credit Suisse Securities (USA) LLC dated August 8, 2006 is also attached to the Proxy Statement as Annex B and is incorporated herein by reference. The negotiating presentation, dated July 5, 2006, prepared by J.P. Morgan Securities, Inc. and Goldman, Sachs & Co. delivered to Credit Suisse Securities (USA) LLC is attached hereto as Exhibit c(2) and is incorporated by reference herein. The presentation, dated August 7, 2006, and the draft presentations, dated June 2, 2006, June 25, 2006 and July 17, 2006, each prepared by Credit Suisse Securities (USA) LLC for the Special Committee of the Board of Directors of ARAMARK Corporation, are attached hereto as Exhibits c(3)—c(6) and are incorporated by reference herein.

(c) Approval of security holders. The transaction is not structured so that approval of at least a majority of unaffiliated security holders is required. The information set forth in the sections of the Proxy Statement entitled “Summary Term Sheet”, “Questions and Answers About the Special Meeting and the Merger”, “The Special Meeting—Record Date and Quorum”, “The Special Meeting—Required Vote” and “Special Factors—Reasons for the Merger; Recommendation of the Special Committee and of Our Board of Directors; Fairness of the Merger” is incorporated herein by reference.

(d) Unaffiliated representative. The information set forth in the sections of the Proxy Statement entitled “Summary Term Sheet”, “Special Factors—Background of the Merger”, “Special Factors—Reasons for the Merger; Recommendation of the Special Committee and of Our Board of Directors; Fairness of the Merger”, and “Special Factors—Opinion of Credit Suisse Securities (USA) LLC” is incorporated herein by reference.

(e) Approval of directors. The information set forth in the sections of the Proxy Statement entitled “Summary Term Sheet”, “Special Factors—Background of the Merger”, “Special Factors—Reasons for the Merger; Recommendation of the Special Committee and of Our Board of Directors; Fairness of the Merger” and “Special Factors—Opinion of Credit Suisse Securities (USA) LLC” is incorporated herein by reference.

(f) Other offers. The information set forth in the sections of the Proxy Statement entitled “Special Factors—Background of the Merger” and “Special Factors—Reasons for the Merger; Recommendation of the Special Committee and of Our Board of Directors; Fairness of the Merger” is incorporated herein by reference.

Item 9. Reports, Opinions, Appraisals and Certain Negotiations

(a) – (c) Report, opinion or appraisal; Preparer and summary of the report, opinion or appraisal; Availability of documents. The information set forth in the sections of the Proxy Statement entitled “Special Factors—Background of the Merger”, “Special Factors—Reasons for the Merger; Recommendation of the Special Committee and of Our Board of Directors; Fairness of the Merger”, “Special Factors—Opinion of Credit Suisse Securities (USA) LLC”, and “Where You Can Find Additional Information” is incorporated herein by reference. The full text of the written opinion of Credit Suisse Securities (USA) LLC dated August 8, 2006 is also attached to the Proxy Statement as Annex B and is incorporated herein by reference. The negotiating presentation, dated July 5, 2006, prepared by J.P. Morgan Securities, Inc. and Goldman, Sachs & Co. delivered to Credit Suisse Securities (USA) LLC is attached hereto as Exhibit c(2) and is incorporated by reference herein. The presentation, dated August 7, 2006, and the draft presentations, dated June 2, 2006, June 25, 2006 and July 17, 2006, each prepared by Credit Suisse Securities (USA) LLC for the Special Committee of the Board of Directors of ARAMARK Corporation, are attached hereto as Exhibits c(3) - c(6) and are incorporated by reference herein.

Item 10. Source and Amounts of Funds or Other Consideration

(a) - (d) Source of funds; Conditions; Expenses; Borrowed funds. The information set forth in the sections of the Proxy Statement entitled “Summary Term Sheet”, “Special Factors—Financing”, and “The Merger Agreement—Fees and Expenses” is incorporated herein by reference.

Item 11. Interest in Securities of the Subject Company

(a) Securities ownership. The information set forth in the sections of the Proxy Statement entitled “Summary Term Sheet”, “Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”, and “Important Information Concerning ARAMARK—Security Ownership of Certain Beneficial Owners and Management” is incorporated herein by reference.

As of the date hereof, both The Goldman Sachs Group, Inc. (“GS Group”) and Goldman, Sachs & Co. (“Goldman Sachs”), or another wholly-owned broker or dealer subsidiary of GS Group, may be deemed to beneficially own 1,990,519 shares of Class B Common Stock, which were acquired in ordinary course trading activities. In addition, both GS Group and Goldman Sachs, or another wholly-owned subsidiary of GS Group, may be deemed to beneficially own 12,139 shares of Class B Common Stock that are held in managed accounts on behalf of clients, for which both GS Group and Goldman Sachs, or such other subsidiary, or their respective employees, have investment discretion. Accordingly, as of the date hereof, both GS Group and Goldman Sachs may each be deemed to beneficially own an aggregate of 2,002,658 shares of Class B Common Stock, over all of which shares they share dispositive power and over 1,990,519 of such shares they share voting power. Such 2,002,658 shares of Class B Common Stock constitute 1.62% of the outstanding shares of Class B Common Stock, based on the publicly reported number of shares outstanding. GS Group and Goldman Sachs disclaim beneficial ownership of shares of Class B Common Stock held in managed accounts.

As of the date hereof, JPMC or its wholly-owned subsidiaries may be deemed to beneficially own 11,026 shares of Class B Common Stock, over which shares they share dispositive and/or voting power. Such 11,026 shares constitute less than 1% of the outstanding shares of Class B Common Stock, based on the publicly reported number of shares outstanding.

(b) Securities transactions. Other than with regard to the voting agreement, dated as of August 8, 2006, between MergerCo and Joseph Neubauer, which is attached to the Proxy Statement as Annex D and incorporated herein by reference, and as set forth below, no transaction in the subject securities has taken place in the past 60 days. The information set forth in the sections of the Proxy Statement entitled “The Voting Agreement” and Annex A of this Transaction Statement is incorporated herein by reference.

The following schedule lists transactions effected during the period of July 30, 2006 through August 29, 2006 in shares of Class B Common Stock. The transactions described therein were effected on the New York Stock Exchange or the over-the-counter market in the ordinary course of business of Goldman, Sachs & Co. or another wholly owned broker or dealer subsidiary of The Goldman Sachs Group, Inc.

Purchase (P)/Sell (S)	Quantity	Price	Trade Date	Settlement Date
P	126	32.09	8/1/2006	8/4/2006
P	100	32.12	8/1/2006	8/4/2006
P	100	32.09	8/1/2006	8/4/2006
P	194	32.32	8/3/2006	8/8/2006
P	100	32.1	8/3/2006	8/8/2006
P	131	32.1	8/3/2006	8/8/2006
P	200	32.17	8/3/2006	8/8/2006
P	200	32.39	8/3/2006	8/8/2006
P	132	32.38	8/3/2006	8/8/2006
P	50	32.469	8/11/2006	8/16/2006
S	50	32.589	8/11/2006	8/16/2006
P	50	32.589	8/11/2006	8/16/2006
P	50	32.589	8/11/2006	8/16/2006
S	50	32.589	8/11/2006	8/16/2006
S	50	32.589	8/11/2006	8/16/2006
P	4631	32.58	8/8/2006	8/11/2006

Item 12. The Solicitation or Recommendation

(d) Intent to tender or vote in a going-private transaction. The information set forth in the sections of the Proxy Statement entitled “Summary Term Sheet”, “Questions and Answers About the Special Meeting and the Merger”, “The Special Meeting—Required Vote”, “The Merger—Interests of the Company’s Directors and Executive Officers in the Merger” and “The Voting Agreement” is incorporated herein by reference.

(e) Recommendation of others. The information set forth in the sections of the Proxy Statement entitled “Summary Term Sheet”, “Special Factors—Background of the Merger” and “Special Factors—Reasons for the Merger; Recommendation of the Special Committee and of Our Board of Directors; Fairness of the Merger” is incorporated herein by reference.

Item 13. Financial Information

(a) Financial statements. The information set forth in the sections of the Proxy Statement entitled “Important Information Concerning ARAMARK—Historical Selected Financial Information”, “Important Information Concerning ARAMARK—Ratio of Earnings to Fixed Charges” and “Where You Can Find Additional Information” is incorporated herein by reference. The audited financial statements set forth in the Company’s Annual Report on Form 10-K for the year ended September 30, 2005 and the unaudited financial statements set forth in the Company’s Quarterly Reports on Form 10-Q for the quarterly periods ended December 30, 2005, March 31, 2006 and June 30, 2006 are incorporated by reference herein.

(b) Pro forma information. Not applicable.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used

(a) Solicitations or recommendations. The information set forth in the sections of the Proxy Statement entitled “Summary Term Sheet”, “Questions and Answers About the Special Meeting and the Merger” and “The Special Meeting—Solicitation of Proxies” is incorporated herein by reference.

(b) Employees and corporate assets. The information set forth in the sections of the Proxy Statement entitled “Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger” and “The Merger Agreement—Fees and Expenses” is incorporated herein by reference.

Item 15. Additional Information

(b) Other material information. The information set forth in the Proxy Statement, including all annexes thereto, is incorporated herein by reference.

Item 16. Exhibits

(a)(1) Preliminary Proxy Statement of ARAMARK Corporation, incorporated by reference to the Schedule 14A filed with the Securities and Exchange Commission on September 5, 2006.

(a)(2) Form of Proxy Card (incorporated herein by reference to Appendix I of the Proxy Statement).

(a)(3) Form of Proxy Card (incorporated herein by reference to Appendix II of the Proxy Statement).

(a)(4) Letter to Stockholders (incorporated herein by reference to the Proxy Statement).

(a)(5) Notice of Special Meeting of Stockholders (incorporated herein by reference to the Proxy Statement).

(a)(6) Press Release dated August 8, 2006 (incorporated herein by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by ARAMARK Corporation with the Securities and Exchange Commission on August 8, 2006).

(a)(7) Script dated August 8, 2006 (incorporated by reference to the Schedule 14A filed by ARAMARK Corporation on August 8, 2006).

(a)(8) Email from Joseph Neubauer to ARAMARK Corporation’s Employees re: ARAMARK Announces Signing of Merger Agreement (incorporated by reference to the Schedule 14A filed by ARAMARK Corporation on August 8, 2006).

(a)(9) Script dated August 10, 2006 (incorporated by reference to the Schedule 14A filed by ARAMARK Corporation on August 10, 2006).

(b)(1) Debt Commitment Letter, dated August 8, 2006, from Goldman Sachs Credit Partners L.P., JPMorgan Chase Bank, N.A. and J.P. Morgan Securities Inc. to RMK Finance LLC (incorporated herein by reference to Exhibit 7.07 of Amendment No. 17 to Schedule 13D filed by Mr. Neubauer with the Securities and Exchange Commission on August 8, 2006).

(c)(1) Opinion of Credit Suisse Securities (USA) LLC, dated August 8, 2006 (incorporated herein by reference to Annex B of the Proxy Statement).

(c)(2) Negotiating Presentation, dated July 5, 2006, prepared by J.P. Morgan Securities, Inc. and Goldman, Sachs & Co. delivered to Credit Suisse Securities (USA) LLC.

(c)(3) Presentation, dated August 7, 2006, prepared by Credit Suisse Securities (USA) LLC for the Special Committee of the Board of Directors of ARAMARK Corporation.

(c)(4) Draft presentation, dated July 17, 2006, prepared by Credit Suisse Securities (USA) LLC for the Special Committee of the Board of Directors of ARAMARK Corporation.

(c)(5) Draft presentation, dated June 25, 2006, prepared by Credit Suisse Securities (USA) LLC for the Special Committee of the Board of Directors of ARAMARK Corporation.

(c)(6) Draft presentation, dated June 2, 2006, prepared by Credit Suisse Securities (USA) LLC for the Special Committee of the Board of Directors of ARAMARK Corporation.

(d)(1) Agreement and Plan of Merger, dated August 8, 2006, among RMK Acquisition Corporation, RMK Finance LLC, and ARAMARK Corporation (incorporated herein by reference to Annex A of the Proxy Statement).

(d)(2) Voting Agreement, dated August 8, 2006, between RMK Acquisition Corporation and Joseph Neubauer (incorporated herein by reference to Annex D of the Proxy Statement).

(d)(3) Rollover Equity Commitment Letter, dated August 8, 2006, from Joseph Neubauer to RMK Acquisition Corporation (incorporated herein by reference to Exhibit 7.06 of Amendment No. 17 to Schedule 13D filed by Mr. Neubauer with the Securities and Exchange Commission on August 8, 2006).

(d)(4) Interim Investors Agreement, dated August 8, 2006, among RMK Acquisition Corporation, RMK Finance LLC, GS Capital Partners V Fund, L.P., CCMP Capital Investors II, L.P., J.P. Morgan Partners (BHCA), L.P., Thomas H Lee Equity Fund VI, L.P., Warburg Pincus Private Equity IX, L.P. and Joseph Neubauer (incorporated herein by reference to Exhibit 7.16 of Amendment No. 17 to Schedule 13D filed by Mr. Neubauer with the Securities and Exchange Commission on August 8, 2006).

(d)(5) Form of Registration Rights Agreement among ARAMARK Corporation and Joseph Neubauer and each of the other holders listed on Schedule 1 thereto (incorporated by reference to Exhibit 4.13 to the Registration Statement on Form S-1 (File No. 333-65226) filed by ARAMARK Corporation with the Securities and Exchange Commission on September 6, 2001).

(d)(6) Employment Agreement dated October 27, 2003 between ARAMARK Corporation and Joseph Neubauer (incorporated by reference to Exhibit 10.27 to the Annual Report on Form 10-K for the fiscal year ended October 3, 2003 filed by ARAMARK Corporation with the Securities and Exchange Commission on December 19, 2003).

(d)(7) Employment Agreement dated November 2, 2004 between ARAMARK Corporation and Joseph Neubauer (incorporated by reference to exhibit 10.1 to the Current Report on Form 8-K/A filed by ARAMARK Corporation with the Securities and Exchange Commission on November 8, 2004).

(d)(18) Form of Indemnification Agreement and attached schedule (incorporated by reference to exhibit 10.4 to the Current Report on Form 8-K filed by ARAMARK Corporation with the Securities and Exchange Commission on August 10, 2005).

(f) Section 262 of the Delaware General Corporation Law (incorporated herein by reference to Annex C of the Proxy Statement).

(g) None.

SIGNATURE

After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of September 7, 2006

ARAMARK CORPORATION

By:	/s/ L. Frederick Sutherland
Name: L. Frederick Sutherland
Title: Executive Vice President

RMK ACQUISITION CORPORATION

By:	/s/ Sanjeev Mehra
Name:
Title:

/s/ Joseph Neubauer
Joseph Neubauer

Schedule I. Information about ARAMARK Corporation and Joseph Neubauer

The Company is the subject company. Lawrence T. Babbio, Jr., Patricia C. Barron, Leonard S. Coleman, Jr., Ronald R. Davenport, Thomas H. Kean, James E. Ksansnak, Joseph Neubauer, James E. Preston, Ronald L. Sargent, Karl M. von der Heyden are members of the board of directors of the Company. Mr. Neubauer is the chief executive officer of the Company. The principal address of each such person is c/o ARAMARK Corporation, 1101 Market Street, Philadelphia, Pennsylvania 19107. The applicable telephone number is (215) 238-3000.

During the last five years, none of the individuals listed above has been convicted in a criminal proceeding (excluding traffic violations and misdemeanors), or was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining such person from future violations of, or prohibiting activities subject to, federal or state laws, or a finding of a violation of federal or state securities laws.

Schedule II. Information about RMK Acquisition Corporation

RMK Acquisition Corporation (“MergerCo”) is a Delaware corporation and is currently owned by GS Capital Partners V Fund, L.P., J.P. Morgan Partners (BHCA), L.P., CCMP Capital Investors II, L.P., Thomas H. Lee Equity Fund VI, L.P. and Warburg Pincus Private Equity IX, L.P.

Set forth below for each director and executive officer of MergerCo is his or her respective principal occupation or employment, the name of the corporation or other organization in which such occupation or employment is conducted and the five-year employment history of each such director and executive officer. Each person identified below is a United States citizen. During the last five years, none of MergerCo or any of MergerCo’s directors or executive officers listed below has been convicted in a criminal proceeding (excluding traffic violations and misdemeanors), or was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining such person from future violations of, or prohibiting activities subject to, federal or state laws, or a finding of a violation of federal or state securities laws. The principal address of each director and executive officer listed below is c/o RMK Acquisition Corporation, c/o Wachtell, Lipton, Rosen & Katz, 51 West 52nd Street, New York, New York 10019.

Sanjeev Mehra — President and Director. Mr. Mehra serves as Managing Director of Goldman, Sachs & Co. Mr. Mehra joined Goldman Sachs in 1986. Mr. Mehra also serves on the board of directors of Madison River Telephone Company, LLC, Nalco Company, SunGard Data Systems, Inc. and Burger King Holdings, Inc.

Scott Sperling — Vice President and Director. Mr. Sperling is a Co-President of Thomas H. Lee Partners, L.P. Mr. Sperling is also a director of Vertis, Inc., Houghton Mifflin Company, Warner Music Group Corp., ProSiebenSat.1 Media AG and Fisher Scientific International, Inc.

Stephen Murray — Vice President and Director. Mr. Murray is a Partner of JP Morgan Partners, LLC.

Kewsong Lee — Vice President and Director. Mr. Lee is a managing director of Warburg Pincus LLC and a general partner of Warburg Pincus & Co and is currently a member of Warburg Pincus LLC’s Executive Management Group. Prior to joining Warburg Pincus, Mr. Lee served as a consultant at McKinsey & Company, Inc. Mr. Lee also serves on the board of directors of Arch Capital Group, Ltd., Knoll, Inc., TransDigm Inc. and several privately held companies.

Schedule III. Information about GS Capital Partners V Fund, L.P.

GS Capital Partners V Fund, L.P. (“GS”) is a Delaware limited partnership formed for the purpose of investing in equity, equity-related and similar securities or instruments, including debt or other securities or instruments with equity-like returns or an equity component. GSCP V Advisors, L.L.C., a Delaware limited liability company, acts as the sole general partner of GS Capital Partners V Fund, L.P. GSCP V Advisors, L.L.C. is managed by the Principal Investment Area Investment Committee of Goldman, Sachs & Co., which exercises the authority of Goldman, Sachs & Co. in managing GSCP V Advisors, L.L.C. Goldman, Sachs & Co., a New York limited partnership, is an investment banking firm and a member of the New York Stock Exchange and other national exchanges. Goldman, Sachs & Co. is wholly-owned, directly and indirectly, by The Goldman Sachs Group, Inc. (“GS Group”). GS Group is a Delaware corporation and holding company that (directly and indirectly through subsidiaries or affiliated companies or both) is a leading investment banking organization.

Set forth below for each director and executive officer of GS Group is his or her respective principal occupation or employment, the name of the corporation or other organization in which such occupation or employment is conducted and the five-year employment history of each such director and executive officer. Each person identified below is a United States citizen except otherwise stated below. During the last five years, none of GS, GSCP V Advisors, L.L.C., Goldman, Sachs & Co., GS Group or any of GS Group’s directors or executive officers listed below (i) has been convicted in a criminal proceeding (excluding traffic violations and misdemeanors), or (ii) except as set forth below, was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining such person from future violations of, or prohibiting activities subject to, federal or state laws, or a finding of a violation of federal or state securities laws. The principal business address of each director and executive officer listed below is c/o Goldman Sachs, 85 Broad Street, New York, NY 10004.

Lloyd C. Blankfein — Chairman of the Board and Chief Executive Officer. Mr. Blankfein serves as the Chairman of the Board and Chief Executive Officer of The Goldman Sachs Group, Inc. During the past five years, Mr. Blankfein has served as President and Chief Operating Officer of The Goldman Sachs Group, Inc. from January 2004 until June 2006, Vice Chairman of The Goldman Sachs Group, Inc. and Manager of Goldman Sachs’s Fixed Income, Currency and Commodities department and the Equities department from April 2002 until January 2004, and Co-Head of Fixed Income, Currency and Commodities department from 1997 until February 2002.

Jon Winkelried — President, Co-Chief Operating Officer and a Director. Mr. Winkelried serves as President and Co-Chief Operating Officer of The Goldman Sachs Group, Inc. During the past five years, Mr. Winkelried has served as Co-Head of Goldman Sachs’s Investment Banking Division from January 2005 until June 2006 and Co-Head of Fixed Income, Currency and Commodities department from January 2000 until January 2005.

Gary D. Cohn — President, Co-Chief Operating Officer and a Director. Mr. Cohn serves as the President and Co-Chief Operating Officer of The Goldman Sachs Group, Inc. During the past five years, Mr. Cohn has served as Co-Head of Goldman Sachs’s global securities businesses from January 2004 until June 2006, Co-Head of the Equities department since 2003 and of Fixed Income, Currency and Commodities department since September 2002, and Co-Chief Operating Officer of Fixed Income, Currency and Commodities department from March 2002 until September 2002.

Lord Browne of Madingley — Director. Lord Browne of Madingley serves as Group Chief Executive of BP p.l.c. and has held the position since 1995. Lord Browne of Madingley is a citizen of the United Kingdom.

John H. Bryan — Director. Mr. Bryan currently serves as Consultant to and is the Retired Chairman and Chief Executive Officer of the Sara Lee Corporation. Within the past five years, Mr. Bryan retired as Chairman in October 2001 and as Chief Executive Officer in June 2000 of the Sara Lee Corporation.

Claes Dahlback — Director. Claes Dahlback serves as Senior Advisor to Investor AB and Executive Vice Chairman of W Capital Management. During the past five years, Claes Dahlback has served as Nonexecutive Chairman of Investor AB from April 2002 until April 2005 and Vice Chairman of Investor AB from April 1999 until April 2002. Claes Dahlback is a citizen of Sweden.

Stephen Friedman — Director. Mr. Friedman serves as Chairman of Stone Point Capital, Chairman of the President’s Foreign Intelligence Advisory Board and Chairman of the Intelligence Oversight Board. During the past five years, Mr. Friedman has served as Senior Advisor to Stone Point Capital from May 2005 until June 2006, Assistant to President for Economic Policy and Director of the National Economic Council from December 2002 until December 2004 and Senior Principal of MMC Capital from January 1998 until December 2002.

William W. George — Director. Mr. George serves as Professor of Management Practice at the Harvard Business School and Retired Chairman and Chief Executive Officer of Medtronic, Inc. During the past five years, Mr. George has served as Chairman and Chief Executive Officer of Medtronic, Inc. until April 2002 and May 2001 respectively.

James A. Johnson — Director. Mr. Johnson serves as Vice Chairman of Perseus, L.L.C. and has held this position since April 2001.

Lois D. Juliber — Director. Ms. Juliber serves as Retired Vice Chairman of the Colgate-Palmolive Company. During the past five years, Ms. Juliber has served as Vice Chairman from July 2004 until April 2005 and Chief Operating Officer of the Colgate-Palmolive Company from March 2000 until July 2004.

Edward M. Liddy — Director. Mr. Liddy serves as Chairman of the Board and Chief Executive Officer of The Allstate Corporation and has held these positions since January 1999.

Ruth J. Simmons — Director. Ms. Simmons serves as President of Brown University and has held this position since July 2001.

David A. Viniar — Chief Financial Officer. Mr. Viniar serves as Chief Financial Officer of The Goldman Sachs Group, Inc. and has held this position since May 1999.

Set forth below for each executive officer and director of GSCP V Advisors, L.L.C. is his or her respective principal occupation or employment, the name of the corporation or other organization in which such occupation or employment is conducted and the five-year employment history of each such member. Each person identified below is a United States citizen except otherwise stated below. During the last five years, none of GSCP V Advisors, L.L.C. or any of GSCP V Advisors, L.L.C.’s executive officer and director listed below (i) has been convicted in a criminal proceeding (excluding traffic violations and misdemeanors), or (ii) except as set forth below, was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining such person from future violations of, or prohibiting activities subject to, federal or state laws, or a finding of a violation of federal or state securities laws. The business address for all the executive officers listed below is c/o Goldman, Sachs & Co., 85 Broad Street, New York, New York 10004, except as follows: The business address of Richard S. Sharp, Hughes B. Lepic, Robert R. Gheewalla, Sanjay H. Patel, Steffen J. Kastner, Bjorn P. Killmer, Ulrika Werdelin,and Martin Hintze is Peterbor-ough Court, 133 Fleet Street, London EC4A 2BB, England. The business address of Hsueh J. Sung, Sang Gyun Ahn and Andrew Wolff is Cheung Kong Center, 68th Floor, 2 Queens Road, Central, Hong Kong. The business address of Joseph P. DiSabato is 555 California Street, San Francisco, CA 94104. The business address of Muneer A. Satter is 71 South Wacker

Drive, Chicago, IL 60606. The business address of Ankur A. Sahu is Roppongi Hills, Mori Tower, Level 43-48, 10-1, Roppongi 6-chome, Minato-ku, Tokyo, 106-6147, Japan.

Richard A. Friedman — President. Mr. Friedman serves as Managing Director of Goldman Sachs and Head of Goldman Sachs’s Merchant Banking Division. Mr. Friedman joined Goldman Sachs in 1981.

Ben I. Adler — Managing Director and Vice President. Mr. Adler serves as Managing Director and General Counsel of Goldman, Sachs & Co. Mr. Adler joined Goldman Sachs in 1998.

Sang Gyun Ahn — Managing Director and Vice President. Mr. Ahn serves as Managing Director of Gold-man Sachs (Asia) L.L.C. Mr. Ahn joined Goldman Sachs in 1998, was promoted to Executive Director in 2005 and Managing Director in 2005. Mr. Ahn is a citizen of South Korea.

John E. Bowman — Managing Director and Vice President. Mr. Bowman serves as Managing Director of Goldman, Sachs & Co. Mr. Bowman joined Goldman Sachs in 1998, was promoted to Vice President in 1999 and Managing Director in 2005.

Gerald J. Cardinale — Managing Director and Vice President. Mr. Cardinale serves as Managing Director of Goldman, Sachs & Co. Mr. Cardinale joined Goldman Sachs in 1992, was promoted to Vice President in 1998 and Managing Director in 2002.

Henry Cornell — Managing Director and Vice President. Mr. Cornell serves as Managing Director of Goldman, Sachs & Co. Mr. Cornell joined Goldman Sachs in 1984.

Joseph P. DiSabato — Managing Director and Vice President. Mr. DiSabato serves as Managing Director of Goldman, Sachs & Co. Mr. DiSabato joined Goldman Sachs in 1994.

Katherine B. Enquist — Managing Director, Secretary and Vice President. Ms. Enquist serves as Managing Director of Goldman, Sachs & Co. Ms. Enquist joined Goldman Sachs in 1985, was promoted to Vice President in 1990 and Managing Director in 2002.

Robert R. Gheewalla — Managing Director and Vice President. Mr. Gheewalla serves as Managing Director of Goldman Sachs International. Mr. Gheewalla joined Goldman Sachs in 1989.

Joseph H. Gleberman — Managing Director and Vice President. Mr. Gleberman serves as Managing Director of Goldman, Sachs & Co. Mr. Gleberman joined Goldman Sachs in 1982.

Melina E. Higgins — Managing Director and Vice President. Ms. Higgins serves as Managing Director of Goldman, Sachs & Co. Ms. Higgins joined Goldman Sachs in 1994, was promoted to Vice President in 1998 and Managing Director in 2001.

Martin Hintze — Managing Director and Vice President. Mr. Hintze serves as Managing Director of Goldman, Sachs & Co. International. Mr. Hintze joined Goldman Sachs in 1992, was promoted to Executive Director in 1999 and Managing Director in 2005. Mr. Hintze is a citizen of Germany.

Adrian M. Jones — Managing Director and Vice President. Mr. Jones serves as Managing Director of Goldman, Sachs & Co. Mr. Jones joined Goldman Sachs in 1994, was promoted to Vice President in 1998 and Managing Director in 2002. Mr. Jones is a citizen of Ireland.

Steffen J. Kastner — Managing Director and Vice President. Mr. Kastner serves as Managing Director of Goldman Sachs International. Mr. Kastner joined Goldman Sachs in 1994, was promoted to Vice President in 1998 and Managing Director in 2004. Mr. Kastner is a citizen of Germany.

Stuart A. Katz — Managing Director and Vice President. Mr. Katz serves as Managing Director of Goldman, Sachs & Co. Mr. Katz joined Goldman Sachs in 1996, was promoted to Vice President in 2000 and Managing Director in 2004.

Bjorn P. Killmer — Managing Director and Vice President. Mr. Killmer serves as Managing Director of Goldman Sachs International. Mr. Killmer joined Goldman Sachs in 1998, was promoted to Vice President in 2001 and Managing Director in 2004. Mr. Killmer is a citizen of Germany.

Michale E. Koester — Managing Director and Vice President. Mr. Koester serves as Managing Director of Goldman, Sachs & Co. Mr. Koester joined Goldman Sachs in 1999, was promoted to Vice President in 2002 and Managing Director in 2005.

Hughes B. Lepic — Managing Director and Vice President. Mr. Lepic serves as Managing Director of Goldman Sachs International. Mr. Lepic joined Goldman Sachs in 1990 and is a citizen of France.

Sanjeev K. Mehra — Managing Director and Vice President. Mr. Mehra serves as Managing Director of Goldman, Sachs & Co. Mr. Mehra joined Goldman Sachs in 1986.

Sanjay H. Patel — Managing Director and Vice President. Mr. Patel, serves as Managing Director of Goldman Sachs International. From 1999 to 2004 Mr. Patel was co-president of GSC Partners (500 Campus Drive, Suite 220, Florham Park, NJ 07932) and joined Goldman Sachs as a Managing Director in 2005.

Kenneth A. Pontarelli — Managing Director and Vice President. Mr. Pontarelli serves as Managing Director of Goldman, Sachs & Co. Mr. Pontarelli joined Goldman Sachs in 1997, was promoted to Vice President in 2001 and Managing Director in 2004.

Ankur A. Sahu — Managing Director and Vice President. Mr. Sahu serves as Managing Director of Goldman Sachs (Asia), L.L.C. Mr. Sahu joined Goldman Sachs in 1993, was promoted to Vice President in 2000 and Managing Director in 2005. Mr. Sahu is a citizen of India.

Muneer A. Satter — Managing Director and Vice President. Mr. Satter serves as Managing Director of Goldman, Sachs & Co. Mr. Satter joined Goldman Sachs in 1988.

Richard S. Sharp — Managing Director and Vice President. Mr. Sharp serves as Managing Director of Goldman Sachs International and Head of Investment Banking Services Department. Mr. Sharp joined Goldman Sachs in 1984 and is a citizen of the United Kingdom.

Hsueh J. Sung — Managing Director and Vice President. Mr. Sung serves as Managing Director of Goldman Sachs (Asia), L.L.C. Mr. Sung joined Goldman Sachs in 1994 and is a citizen of Taiwan.

Stephen S. Trevor — Managing Director and Vice President. Mr. Trevor serves as Managing Director of Goldman, Sachs & Co. Mr. Trevor joined Goldman Sachs in 1992.

Ulrika Werdelin — Managing Director and Vice President. Ms. Werdelin serves as Managing Director of Goldman Sachs International. Mr. Werdelin joined Goldman Sachs in 1993, was promoted to Vice President in 2000 and Managing Director in 2005. Ms. Werdelin is a citizen of Sweden.

Andrew E. Wolff — Managing Director and Vice President. Mr. Wolff serves as Managing Director of Goldman Sachs (Asia), L.L.C. Mr. Wolff joined Goldman Sachs in 1998, was promoted to Vice President in 2001 and Managing Director in 2005.

Elizabeth C. Fascitelli — Treasurer. Ms. Fascitelli serves as Managing Director of Goldman, Sachs & Co. Ms. Fascitelli joined Goldman Sachs in 1984.

Set forth below for each member of the Principal Investment Area Investment Committee of Goldman, Sachs & Co. is his or her respective principal occupation or employment, the name of the corporation or other organization in which such occupation or employment is conducted and the five-year employment history of each such member. Each person identified below is a United States citizen except otherwise stated below. During the last five years, none of GS Group or any of GS Group’s Principal Investment Area Investment Committee members listed below (i) has been convicted in a criminal proceeding (excluding traffic violations and misdemeanors), or (ii) except as set forth below, was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining such person from future violations of, or prohibiting activities subject to, federal or state laws, or a finding of a violation of federal or state securities laws. Except as set forth above, the principal business address of each executive officers listed below is c/o Goldman Sachs, 85 Broad Street, New York, NY 10004.

Richard A. Friedman — Chairman. See information provided for Mr. Friedman above.

Ben I. Adler — Member. See information provided for Mr. Adler above.

Gerald J. Cardinale — Member. See information provided for Mr. Cardinale above.

Henry Cornell — Member. See information provided for Mr. Cornell above.

Joseph P. DiSabato — Member. See information provided for Mr. DiSabato above.

Elizabeth C. Fascitelli — Member. See information provided for Ms. Fascitelli above.

Robert R. Gheewalla — Member. See information provided for Mr. Gheewalla above.

Joseph H. Gleberman — Member. See information provided for Mr. Gleberman above.

Melina E. Higgins — Member. See information provided for Ms. Higgens above.

Adrian M. Jones — Member. See information provided for Mr. Jones above.

Scott Kapnick — Member. Mr. Kapnick serves as Managing Director of Goldman, Sachs & Co. Mr. Kapnick joined Goldman Sachs in 1985.

Hughes B. Lepic — Member. See information provided for Mr. Lepic above.

Sanjeev K. Mehra — Member. See information provided for Mr. Mehra above.

Sanjay H. Patel — Member. See information provided for Mr. Patel above.

Muneer A. Satter — Member. See information provided for Mr. Satter above.

Richard S. Sharp — Member. See information provided for Mr. Sharp above.

Sarah E. Smith — Member. Ms. Smith serves as Managing Director of Goldman, Sachs & Co. Ms. Smith joined Goldman Sachs in 1986 and is a citizen of the United Kingdom.

Hsueh J. Sung — Member. See information provided for Mr. Sung above.

Stephen S. Trevor — Member. See information provided for Mr. Trevor above.

In November 2002, the Securities and Exchange Commission (“SEC”), the National Association of Securities Dealers (“NASD”) and the New York Stock Exchange, Inc. (“NYSE”) alleged that five broker dealers, including Goldman Sachs, violated Section 17(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 17a-4 thereunder, NYSE Rules 440 and 342 and NASD Rules 3010 and 3110 by allegedly failing to preserve electronic mail communications for three years and/or to preserve electronic mail communications for the first two years in an accessible place, and by allegedly having inadequate supervisory systems and procedures in relation to the retention of electronic mail communications. Without admitting or denying the allegations, the five broker dealers, including Goldman, Sachs & Co. (“Goldman Sachs”), consented to censure by the SEC, NASD and NYSE and to the imposition of a cease-and-desist order by the SEC and Goldman Sachs paid a total fine of $1,650,000 ($550,000 each to the SEC, NASD and NYSE). Goldman Sachs also undertook to review its procedures regarding the preservation of electronic mail communications for compliance with the federal securities laws and regulations and the rules of the NASD and NYSE, and to confirm within a specified period of time that it has established systems and procedures reasonably designed to achieve compliance with those laws, regulations and rules.

On April 28, 2003, without admitting or denying liability, ten investment banking firms including Goldman Sachs, entered into global settlements with the SEC, the NYSE, the NASD and certain states to resolve the investigations relating to equity research analyst conflicts of interest. Goldman Sachs was charged with violating NYSE Rules 342, 401, 472 and 475, and NASD Conduct Rules 2110, 2210 and 3010. Goldman Sachs also agreed to a censure by the NYSE and the NASD and to pay a total of $110,000,000 and to adopt a set of industry-wide reforms of its research and investment banking businesses and to adopt certain restrictions on the allocations of “hot” IPO shares. The terms of the global settlement were entered in an order by a federal court in the Southern District of New York on October 31, 2003 (Civil Action Number 03CV2944).

On September 4, 2003, Goldman Sachs and the SEC settled administrative proceedings relating to certain trading in U.S. Treasury securities by Goldman Sachs on the morning of October 31, 2001. The Staff of the SEC alleged that Goldman Sachs violated (i) Section 15(c)(1) and Rule 15c1-2 of the Exchange Act as a result of certain trading in U.S. Treasury bonds over an eight minute period on October 31, 2001; and (ii) Section 15(f) of the Exchange Act by failing to maintain policies and procedures specifically addressed to the possible misuse of non-public information obtained from outside consultants. Under the Offer of Settlement submitted by Goldman Sachs and accepted by the SEC, without admitting or denying the SEC’s allegations, Goldman Sachs consented to the entry of an Order that, among other things, (i) censured Goldman Sachs; (ii) directed Goldman Sachs to cease and desist from committing or causing any violations of Section 15(c)(1)(A) & (C) and 15(f) and Rule 15c1-2 of the Exchange Act; (iii) ordered Goldman Sachs to pay disgorgement and prejudgment interest in the amount of $1,742,642, and a civil monetary penalty of $5 million; and (iv) directed Goldman Sachs to conduct a review its policies and procedures and to adopt, implement and maintain policies and procedures consistent with the Order and that review. Goldman Sachs also undertook to pay $2,562,740 in disgorgement and interest relating to certain trading in U.S. Treasury bond futures during the same eight minute period.

On July 1, 2004, Goldman Sachs and the SEC settled administrative proceedings relating to communications from Goldman Sachs sales traders on its Asian Shares Sales Desk to certain institutional customers and news media concerning four international public securities offerings during the period between October 1999 and March 2000. The SEC alleged (i) that certain of these communications by Goldman Sachs employees were made after the registration statements pertaining to those offerings were filed, but not yet declared effective by the SEC, in violation of Section 5(b) of the Securities Act and (ii) that certain comments to the news media by Goldman Sachs with respect to one of the offerings constituted an offer to sell securities in violation of Section 5(c) of the Securities Act. The SEC also alleged that Goldman Sachs failed to adequately supervise the Asian Shares Sales Desk traders, as required by Section 15(b)(4)(E) of the Exchange Act. Under the Offer of Settlement submitted by Goldman Sachs and accepted by the SEC, without admitting or denying the SEC’s allegations, Goldman Sachs consented to the entry of an Order that, among other things, directed Goldman Sachs to cease and desist from committing or causing any violations of Sections 5(b) and 5(c) of the Securities Act., and ordered Goldman Sachs to pay a civil monetary penalty of $2 million.

On January 24, 2005, the SEC filed an action in the U.S. District Court for the Southern District of New York alleging that Goldman Sachs violated Rule 101 of Regulation M under the Exchange Act by attempting to induce, or inducing certain investors to make, aftermarket purchases of certain initial public offerings underwritten by Goldman Sachs during 2000. On February 4, 2005, without admitting or denying the allegations of the complaint, a final judgment was entered against Goldman Sachs, with the consent of Goldman Sachs, under which Goldman Sachs was permanently restrained and enjoined from violating Rule 101 of Regulation M and required to pay a $40 million civil penalty, which was paid on March 31, 2005.

In May 2006, the SEC alleged that fourteen investment banking firms, including Goldman Sachs, violated Section 17(a)(2) of the Securities Act of 1933, by engaging in one or more practices relating to auctions of auction rate securities during the period from January 1, 2003 through June 30, 2004 as described in the cease-and-desist order entered by the SEC. Goldman Sachs has agreed to provide certain disclosures about its material auction practices and procedures to auction participants and to certify to the SEC that it has implemented certain procedures relating to the auction process. As part of a multi-firm settlement, Goldman Sachs submitted an Offer of Settlement which was accepted by the SEC on May 31, 2006. Without admitting or denying the allegations, Goldman Sachs consented to a censure and cease-and-desist order and payment of $1,500,000 civil money penalty.

Schedule IV. Information about J.P. Morgan Partners (BHCA), L.P.

J.P. Morgan Partners (BHCA), L.P. (“JPMP”) is a Delaware limited partnership organized to invest in private equity transactions. The general partner of JPMP is JPMP Master Fund Manager, L.P., a Delaware limited liability company the business of which is to serve as the general partner of JPMP. The general partner of JPMP Master Fund Manager, L.P. is JPMP Capital Corp., a New York corporation. JPMP Capital Corp. is a wholly owned subsidiary of JPMorgan Chase & Co. JPMorgan Chase & Co., a Delaware corporation, is a diversified financial services firm and a member of the New York Stock Exchange and other national exchanges.

Set forth below for each director and executive officer of JPMorgan Chase & Co. is his or her respective principal occupation or employment, the name of the corporation or other organization in which such occupation or employment is conducted and the five-year employment history of each such director and executive officer. Each person identified below is a United States citizen. During the last five years, none of JPMP, Master Fund Manager, L.P., JPMorgan Chase & Co. or any of JPMorgan Chase & Co.’s directors or executive officers listed below has been convicted in a criminal proceeding (excluding traffic violations and misdemeanors), or was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining such person from future violations of, or prohibiting activities subject to, federal or state laws, or a finding of a violation of federal or state securities laws. The principal address of each director and executive officer listed below is c/o CCMP Capital Advisors, LLC, 245 Park Avenue, New York, New York 10167.

William B. Harrison, Jr.— Chairman of the Board. Mr. Harrison has been Chairman of the Board of JPMorgan Chase & Co. since December 31, 2005, prior to which he was Chairman and Chief Executive Officer from November 2001. He was President and Chief Executive Officer from December 2000 until November 2001 and Chairman and Chief Executive Officer from January through December 2000.

James Dimon — President, Chief Executive Officer and Director. Mr. Dimon has been President and Chief Executive Officer of JPMorgan Chase & Co. since December 31, 2005, prior to which he was President and Chief Operating Officer. Prior to the merger of Bank One Corporation in July 2004, Mr. Dimon had been Chairman and Chief Executive Officer of Bank One Corporation since March 2000. The business address of Bank One Corporation is 1 Bank One Plaza, Chicago, IL 60670.

Austin A. Adams — Chief Information Officer. Mr. Adams serves as Chief Information Officer of JPMorgan Chase & Co. Prior to the merger of Bank One Corporation in July 2004, Mr. Adams had been Chief Information Officer of Bank One Corporation since March 2001. The business address of Bank One Corporation is 1 Bank One Plaza, Chicago, IL 60670.

Frank Bisignano — Chief Administrative Officer. Mr. Bisignano has been Chief Administrative Officer of JPMorgan Chase & Co. since December 2005. Prior to joining JPMorgan Chase, he had been Chief Executive Officer of Citigroup Inc.’s Global Transaction Services from 2002 until December 2005 and Chief Administrative Officer of Citigroup Inc.’s Global Corporate and Investment Bank from 2000 until 2002. The business address of Citigroup Inc. is 399 Park Avenue, NY, NY 10043.

Steven D. Black — Co-Chief Executive Officer, Investment Bank. Mr. Black has been Co-Chief Executive Officer of the Investment Bank since March 2004, prior to which he had been Deputy Head of the Investment Bank since January 2001 and Head of Institutional Equities business since 2000.

Michael J. Cavanagh — Chief Financial Officer. Mr. Cavanagh has been Chief Financial Officer since September 2004, prior to which he had been Head of Middle Market Banking. Prior to the merger of Bank One Corporation in July 2004, he had been Chief Administrative Officer of Commercial Banking from February 2003, Chief Operating Officer for Middle Market Banking from August 2003, Treasurer from 2001 until 2003, and Head of Strategy and Planning from May 2000 until 2001 at Bank One Corporation. The business address of Bank One Corporation is 1 Bank One Plaza, Chicago, IL 60670.

John J. Bradley — Director of Human Resources. Mr. Bradley has been Director of Human Resources since December 2005. He had been Head of Human Resources for Europe and Asia regions from April 2003 until December 2005, prior to which he was Human Resources executive for Technology and Operations since 2002 and was responsible for human resources integration efforts in 2001.

Ina R. Drew — Chief Investment Officer. Ms. Drew has been Chief Investment Officer since February 2005, prior to which she was Head of Global Treasury.

Samuel Todd Maclin — Head, Commercial Banking. Mr. Maclin has been Head of Commercial Banking since July 2004, prior to which he had been Chairman and CEO of the Texas Region and Head of Middle Market Banking.

Jay Mandelbaum — Head, Strategy and Business Development. Mr. Mandelbaum has been Head of Strategy and Business Development. Prior to the merger of Bank One Corporation in July 2004, he had been Head of Strategy and Business Development since September 2002 at Bank One Corporation. The business address of Bank One Corporation is 1 Bank One Plaza, Chicago, IL 60670. Prior to joining Bank One Corporation, he had been Vice Chairman and Chief Executive Officer of the Private Client Group of Citigroup Inc. subsidiary Salomon Smith Barney from September 2000 until August 2002. The business address of Salomon Smith Barney is 399 Park Avenue, NY, NY 10043.

Heidi Miller — Chief Executive Officer, Treasury & Securities Services. Ms. Miller serves as Chief Executive Officer of Treasury & Securities Services. Prior to the merger of Bank One Corporation in July 2004, she had been Chief Financial Officer at Bank One Corporation since March 2002. The business address of Bank One Corporation is 1 Bank One Plaza, Chicago, IL 60670. Prior to joining Bank One Corporation, she had been Vice Chairman of Marsh, Inc. from January 2001 until March 2002. The business address of Marsh, Inc. is 1166 Avenue of the Americas, New York, NY 10036.

Charles W. Scharf — Head, Retail Financial Services. Mr. Scharf serves as Head of Retail Financial Services. Prior to the merger of Bank One Corporation in July 2004, he had been Head of Retail Banking from May 2002, prior to which he was Chief Financial Officer from June 2000 at Bank One Corporation. The business address of Bank One Corporation is 1 Bank One Plaza, Chicago, IL 60670.

Richard J. Srednicki — Chief Executive Officer, Card Services. Mr. Srednicki has been Chief Executive Officer of Card Services from July 2004, prior to which he was Executive Vice President of Chase Cardmember Services.

James E. Staley — Global Head, Asset & Wealth Management. Mr. Staley has been Global Head of Asset & Wealth Management since 2001, prior to which he had been Head of the Private Bank at J.P. Morgan & Co. Incorporated.

Don M. Wilson III — Chief Risk Officer. Mr. Wilson serves as Chief Risk Officer. He had been Co-Head of Credit & Rate Markets from 2001 until July 2003, prior to which he headed the Global Trading Division.

William T. Winters — Co-Chief Executive Officer, Investment Bank. Mr. Winter has been Co-Chief Executive Officer of the Investment Bank since March 2004, prior to which he had been Deputy Head of the Investment Bank and Head of Credit & Rate Markets. He had been Head of Global Markets at J.P. Morgan & Co. Incorporated.

John H. Biggs — Director. Mr. Biggs is the former Chairman and Chief Executive Officer of TIAA – CREF.

Stephen B. Burke — Director. Mr. Burke is President of Comcast Cable Communications, Inc.

James S. Crown — Director. Mr. Crown has been President of Henry Crown and Company since 2003, prior to which he served as Vice President of Henry Crown and Company.

Ellen V. Futter — Director. Ms. Futter is President and Trustee of American Museum of Natural History.

William H. Gray, III — Director. Mr. Gray has been Chairman of the Amani Group since 2004, prior to which he was President and Chief Executive Officer of the College Fund/UNCF, the business address of which is 8260 Willow Oaks Corporate Drive.

Laban P. Jackson, Jr. — Director. Mr. Jackson is Chairman and Chief Executive Officer of Clear Creek Properties, Inc.

Robert I. Lipp. — Director. Mr. Lipp has been Senior Advisor of JPMorgan Chase & Co. since 2005, prior to which he had been Executive Chairman of the St. Paul Travelers Companies, Inc., the business address of which is 385 Washington Street, St. Paul, MN 55102 and Chairman and Chief Executive Officer of its predecessor company, Travelers Property Casualty Corp.

Richard A. Manoogian — Director. Mr. Manoogian is Chairman, and Chief Executive Officer of Masco Corporation.

David C. Novak — Director. Mr. Novak is Chairman, and Chief Executive Officer of Yum! Brands, Inc.

John W. Kessler — Director. Mr. Kessler is Owner of John W Kessler Company.

Lee R. Raymond — Director. Mr. Raymond is former Chairman and Chief Executive Officer of Exxon Mobil.

William C. Weldon — Director. Mr. Weldon has been Chairman, and Chief Executive Officer of Johnson & Johnson since August 2002, prior to which he was a Vice Chairman.

Set forth below for each executive officer and director of JPMP Capital Corp. is his or her respective principal occupation or employment, the name of the corporation or other organization in which such occupation or employment is conducted and the five-year employment history of each such director and executive officer. Each person identified below is a United States citizen. During the last five years, none of JPMP Capital Corp. or any of JPMP Capital Corp.’s executive officers and directors listed below has been convicted in a criminal proceeding (excluding traffic violations and misdemeanors), or, except as set forth below, was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining such person from future violations of, or prohibiting activities subject to, federal or state laws, or a finding of a violation of federal or state securities laws. The principal address of each director and executive officer listed below is c/o JPMorgan Chase & Co., 270 Park Avenue, New York, New York 10020.

Ina Drew — See information provided for Ms. Drew above.

Joseph Bonocore — Managing Director. Mr. Bonocore is a Managing Director of JPMorgan Chase & Co. and is Chief Financial Officer/Chief Operating Officer of its Chief Investment Office.

Ana Capella Gomez-Acebo — Managing Director. Ms. Capella Gomez-Acebo is a Managing Director of JPMorgan Chase & Co. in its Chief Investment Office. From January 2004 to June 2006 she was in JPMorgan’s Investor Relations department, from July 2003 to January 2004 she was with JPMorgan’s Corporate Strategy Group and prior to that she was with JPMorgan’s Corsair Fund.

John C. Wilmot — Managing Director. Mr. Wilmot is a Managing Director of JPMorgan Chase & Co. in its Chief Investment Office. From April 2003 to April 2005 he was with JPMorgan’s Risk Management Group, and prior to that he was with JPMorgan’s Corporate Treasury Department.

Richard Madsen — Managing Director. Mr. Madsen is a Managing Director of JPMorgan Chase & Co. and Chief Financial Officer of its J.P. Morgan Partners division since August 2006. Prior to that he was Business Controller of J.P. Morgan Partners from 2002, and was a member of the J.P. Morgan Partners Finance Department prior to that time.

William T. Williams — Vice President. Mr. Williams is a Vice President of JPMorgan Chase & Co. in its J.P. Morgan Partners Infrastructure Group.

Judah A. Shechter — Vice President and Assistant General Counsel. Mr. Shechter is a Vice President and Assistant General Counsel of JPMorgan Chase & Co.

Elizabeth De Guzman — Vice President and Assistant General Counsel. Ms. De Guzman is a Vice President and Assistant General Counsel of JPMorgan Chase & Co. since June 2005. Prior to that she was a Vice President with the J.P. Morgan Partners Infrastructure Group.

Ina Drew — Director. See information provided for Ms. Drew above.

John C. Wilmot — Director. See information provided for Mr. Wilmot above.

On July 28, 2003, JPMorgan Chase & Co. (“JPMC”) reached settlement agreements with the Securities and Exchange Commission (“SEC”), the Federal Reserve Bank of New York, the New York State Banking Department and the New York County District Attorney’s Office resolving matters relating to JPMC’s involvement with certain transactions involving Enron. In connection with the SEC settlement, JPMC consented to the relief sought by that regulator, including a payment of $135 million and an order enjoining JPMC from future violations of the antifraud provisions of the securities laws, without admitting or denying the SEC’s allegations that it aided and abetted securities fraud by Enron JPMC also agreed, in the settlements with the other regulators, to undertake measures to improve controls with respect to structured finance transactions and management of credit risk, legal and reputational risk in relation to such transactions.

On December 20, 2002, JPMC reached a settlement agreement in principle with the SEC, the National Association of Securities Dealers (“NASD”), the New York Stock Exchange (“NYSE”), the New York State Attorney General’s Office and the North American Securities Administrators Association, on behalf of state securities regulators, resolving those regulators’ investigations of JPMC relating to research analyst independence. Pursuant to the agreement in principle, JPMC, without admitting or denying the regulators’ allegations concerning alleged conflicts of interest, agreed, among other things: (i) to the entry of an injunction against future violations of certain securities laws and regulations, (ii) to pay a total of $80 million, and (iii) to adopt internal structural and other reforms to ensure the integrity of JPMC analyst research. On October 31, 2003, the terms of the SEC settlement were entered in a final judgment (against JPMC subsidiary J.P. Morgan Securities Inc.) by the United States District Court for the Southern District of New York.

Schedule V. Information About CCMP Capital Investors II, L.P.

CCMP Capital Investors II, L.P. (“CCMP”) is a Delaware limited partnership organized to invest in buyout and growth equity transactions. The general partner of CCMP is CCMP Capital Associates, L.P., a Delaware limited partnership, the business of which is to serve as the general partner of CCMP. The general partner of CCMP Associates, L.P. is CCMP Capital Associates GP, LLC, a Delaware limited liability company. CCMP Capital Associates GP, LLC exercises the authority of CCMP.

Set forth below for each member of CCMP Capital Associates GP, LLC is his or her respective principal occupation or employment, the name of the corporation or other organization in which such occupation or employment is conducted and the five-year employment history of each such director and executive officer. Each person identified below is a United States citizen. During the last five years, none of CCMP, CCMP Capital Associates, L.P., CCMP Capital Associates GP, LLC or any of CCMP Capital Associates GP, LLC’s members listed below has been convicted in a criminal proceeding (excluding traffic violations and misdemeanors), or was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining such person from future violations of, or prohibiting activities subject to, federal or state laws, or a finding of a violation of federal or state securities laws. The principal address of each director and executive officer listed below is c/o CCMP Capital Advisors, LLC, 245 Park Avenue, New York, New York 10167. Each person listed below was employed by J.P. Morgan Partners, LLC until July 31, 2006. The address for J.P. Morgan Partners, LLC was 1221 Avenue of the Americas, New York, New York 10020. As of August 1, 2006, each person listed below became employed by CCMP Capital Advisors, LLC. CCMP Capital Advisors, LLC, a Delaware limited liability company (“CCMP Capital”), is the investment advisor to CCMP Capital Investors II, L.P. CCMP Capital Advisors, LLC is a wholly owned subsidiary of CCMP Capital, LLC, a Delaware limited liability company.

Jeffrey Walker — Chief Executive Officer of CCMP Capital Advisors, LLC. Mr. Walker is the Chief Executive Officer of CCMP Capital. During the past five years Mr. Walker served as the Managing Partner of J.P. Morgan Partners, LLC until July 31, 2006.

Stephen Murray — President and Chief Operating Officer of CCMP Capital Advisors, LLC. Mr. Murray is the Chief Operating Officer of CCMP Capital. During the past five years Mr. Murray served as a Partner of J.P. Morgan Partners, LLC until July 31, 2006.

Christopher Behrens — Managing Director of CCMP Capital Advisors, LLC. Mr. Behrens is a Managing Director of CCMP Capital. During the past five years Mr. Behrens served as a Partner of J.P. Morgan Partners, LLC until July 31, 2006

Michael Hannon — Managing Director of CCMP Capital Advisors, LLC. Mr. Hannon is a Managing Director of CCMP Capital. During the past five years Mr. Hannon served as a Partner of J.P. Morgan Partners, LLC until July 31, 2006.

Jonathan Lynch — Managing Director of CCMP Capital Advisors, LLC. Mr. Lynch is a Managing Director of CCMP Capital. During the past five years Mr. Lynch served as a Partner of J.P. Morgan Partners, LLC until July 31, 2006.

Timothy Walsh — Managing Director of CCMP Capital Advisors, LLC. Mr. Walsh is a Managing Director of CCMP Capital. During the past five years Mr. Walsh served as a Partner of J.P. Morgan Partners, LLC until July 31, 2006.

Dana Beth Ardi — Managing Director of CCMP Capital Advisors, LLC. Ms. Ardi is a Managing Director of CCMP Capital. During the past five years Ms. Ardi served as a Partner of J.P. Morgan Partners, LLC until July 31, 2006.

John Breckenridge — Managing Director of CCMP Capital Advisors, LLC. Mr. Breckenridge is a Managing Director of CCMP Capital. Mr. Breckenridge had been a Partner of J.P. Morgan Partners, LLC since January 2005, prior to which he was a Partner in the Japan office of J.P. Morgan Partners Asia Pte. Ltd., now known as CCMP Capital Asia. The business address of CCMP Capital Asia is One International Finance Centre, One Harbour View Street, Central Hong Kong.

Julie Casella-Esposito — Managing Director of CCMP Capital Advisors, LLC. Ms. Casella-Esposito is a Managing Director of CCMP Capital. During the past five years Ms. Casella-Esposito served as a Partner of J.P. Morgan Partners, LLC until July 31, 2006.

Nancy-Ann Deparle — Managing Director of CCMP Capital Advisors, LLC. Ms. Deparle has been Managing Director of CCMP Capital since August 2006, prior to which she was a consultant with J.P. Morgan Partners, LLC.

Benjamin Edmands — Managing Director of CCMP Capital Advisors, LLC. Mr. Edmands is a Managing Director of CCMP Capital. Prior to August 2006, he was a Principal at J.P. Morgan Partners, LLC.

Stephen McKenna — Managing Director of CCMP Capital Advisors, LLC. Mr. McKenna is a Managing Director of CCMP Capital. Prior to February 2006, he was a Principal at J.P. Morgan Partners, LLC.

Sunil Mishra — Managing Director of CCMP Capital Advisors, LLC. Mr. Mishra is a Managing Director of CCMP Capital. Mr. Mishra had been a Partner of J.P. Morgan Partners, LLC since July 2004, prior to which he was an Associate Principal at McKinsey and Company. The business address of McKinsey and Company is 21 S. Clarke Street, 29th Floor, Chicago IL, 60603. Prior to July 2002 he was a Principal at A.T. Kearney. The business address of A.T. Kearney is 222 W. Adams St. Chicago, IL, 60606.

Kevin O’Brien — Managing Director of CCMP Capital Advisors, LLC. Mr. O’Brien is a Managing Director of CCMP Capital. Prior to February 2006, he was a Principal at J.P. Morgan Partners, LLC.

Faith Rosenfeld — Managing Director of CCMP Capital Advisors, LLC. Ms. Rosenfeld is a Managing Director of CCMP Capital. During the past five years Ms. Rosenfeld served as a Partner of J.P. Morgan Partners, LLC until July 31, 2006.

William Stuek — Managing Director of CCMP Capital Advisors, LLC. Mr. Stuek is a Managing Director of CCMP Capital. During the past five years Mr. Stuek served as a Partner of J.P. Morgan Partners, LLC until July 31, 2006.

Lauren Tyler — Managing Director of CCMP Capital Advisors, LLC. Ms. Tyler is a Managing Director of CCMP Capital. Ms. Tyler had been a Partner of J.P. Morgan Partners, LLC since April 2005, prior to which she was a partner for Quetzal/JP Morgan Partners, the business address of which is 19 W 44th St, Suite 611, New York, NY 10036.

Richard Waters, Jr. — Managing Director of CCMP Capital Advisors, LLC. Mr. Waters is a Managing Director of CCMP Capital. During the past five years Mr. Waters served as a Partner of J.P. Morgan Partners, LLC until July 31, 2006.

Richard Jansen — Managing Director, General Counsel and Chief Compliance Officer of CCMP Capital Advisors, LLC. Mr. Jansen is Managing Director, General Counsel and Chief Compliance Officer of CCMP Capital. Mr. Jansen had been General Counsel of J.P. Morgan Partners, LLC since December

2003, prior to which he was a Managing Director and Associate General Counsel at JPMorgan Chase & Co., the business address of which is 270 Park Avenue, New York, New York 10017.

Marc Unger — Managing Director and Chief Financial Officer of CCMP Capital Advisors, LLC. Mr. Unger is Managing Director and Chief Financial Officer of CCMP Capital. Mr. Unger had been a Partner of J.P. Morgan Partners, LLC since February 2006, prior to which he was the Chief Financial Officer of UBS Capital Americas, LLC, the business address of which is 299 Park Avenue, New York, New York 10071.

Schedule VI. Information About Warburg Pincus Private Equity IX, L.P.

Warburg Pincus Private Equity IX, L.P. (“WP IX”) is a Delaware limited partnership organized to invest in venture capital transactions, growth capital transactions, buyouts, recapitalizations and other special situations. The general partner of WP IX is Warburg Pincus IX, LLC (“WP IX LLC”), a New York limited liability company the primary business of which is to serve as the general partner of WP IX. The sole member of WP IX LLC is Warburg Pincus Partners LLC (“WPP LLC”), a New York limited liability company. The managing member of WPP LLC is Warburg Pincus & Co. (“WP”), a New York general partnership. The manager of WP is Warburg Pincus LLC (“WP LLC”), a New York limited liability company. Warburg Pincus is a leading private equity firm.

Set forth below for each managing general partner of WP is his or her respective principal occupation or employment, the name of the corporation or other organization in which such occupation or employment is conducted and the five-year employment history of each such director and executive officer. Each person identified below is a United States citizen. During the last five years, none of WP IX, WP IX LLC, WPP LLC, WP, WP LLC or any of WP’s managing general partners listed below has been convicted in a criminal proceeding (excluding traffic violations and misdemeanors), or was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining such person from future violations of, or prohibiting activities subject to, federal or state laws, or a finding of a violation of federal or state securities laws. The principal address of each director and executive officer listed below is c/o Warburg Pincus LLC, 466 Lexington Avenue, New York, NY 10017.

Charles R. Kaye — Managing General Partner of Warburg Pincus & Co. and Managing Member and Co-President of Warburg Pincus LLC. Mr. Kaye has been a Co-President of WP since April 2002, prior to which he was a Executive Managing Director since September 2000. Mr. Kaye also serves on the board of directors of Jarden Corp.

Joseph P. Landy — Managing General Partner of Warburg Pincus & Co. and Managing Member and Co-President of Warburg Pincus LLC. Mr. Landy has been a Co-President of WP since April 2002, prior to which he was a Executive Managing Director since September 2000. Mr. Landy also serves on the board of directors of Avaya, Inc.

Schedule VII. Information About Thomas H Lee Equity Fund VI, L.P.

Thomas H Lee Equity Fund VI, L.P. (“Fund VI”), a Delaware limited partnership sponsored by Thomas H. Lee Partners, L.P., a Delaware limited partnership (“THL Partners”), was organized in 2006 to acquire large growth-oriented companies. The general partner of Fund VI is THL Equity Advisors VI, LLC, a Delaware limited liability company, whose sole business is to serve as the general partner of Fund VI. The sole member of THL Equity Advisors VI, LLC is THL Partners, a leading private equity investment firm. The sole general partner of THL Partners is Thomas H. Lee Advisors, LLC, a Delaware limited liability company.

Set forth below for each co-president and managing director of THL Partners is his or her respective principal occupation or employment, the name of the corporation or other organization in which such occupation or employment is conducted and the five-year employment history of each such director and executive officer. Each person identified below, other than Soren L. Oberg, is a United States citizen. During the last five years, none of Fund VI, THL Equity Advisors VI, LLC, THL Partners, Thomas H. Lee Advisors, LLC or any of THL Partners’ co-presidents or managing directors listed below has been convicted in a criminal proceeding (excluding traffic violations and misdemeanors), or was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining such person from future violations of, or prohibiting activities subject to, federal or state laws, or a finding of a violation of federal or state securities laws. The principal address of each co-president and managing director listed below is c/o Thomas H. Lee Partners, L.P., 100 Federal Street, Boston, Massachusetts 02110.

Anthony J. DiNovi — Co-President. Mr. DiNovi is a Co-President of THL Partners. Mr. DiNovi has also held the following directorships of public companies and companies subject to public filings: Dunkin Brands, Inc. (since 2006); Nortek, Inc. (since 2004); US LEC Corp (since 2000); Eye Care Centers of America, Inc. (1998 – 2005); Fisher Scientific International, Inc. (1998 – 2005); and Endurance Specialty Insurance Ltd. (2001 – 2005).

Scott A. Schoen — Co-President. Mr. Schoen is a Co-President of THL Partners. Mr. Schoen has also held the following directorships of public companies and companies subject to public filings: Simmons Company (since 2003); Spectrum Brands, Inc. (since 2005); Afford-able Residential Communities (2000 – 2005); Rayovac Corporation (1996 – 2002); Refco, Inc. (2004 – 2005); Syratech Corporation (2004 – 2005); and Wyndham International, Inc. (1999 – 2005).

Scott M. Sperling — Co-President. See information provided for Mr. Sperling under Schedule II.

Thomas M. Hagerty — Managing Director. Mr. Hagerty is a Managing Director of THL Partners. Mr. Hagerty has also held the following directorships of public companies and companies subject to public filings: Houghton Mifflin Company (since 2003); Fidelity National Financial, Inc. (since 2005); Affordable Residential Communities (2000 - 2005); Conseco, Inc. (2001 - 2004); Syratech Corporation (2004 - 2005); Cott Corp. (1998 - 2004); and Metris Companies, Inc. (1999 - 2005).

Seth W. Lawry — Managing Director. Mr. Lawry is a Managing Director of Thomas H. Lee Partners. Mr. Lawry worked at Thomas H. Lee Company from 1989 to 1990, rejoining in 1994. Mr. Lawry has also held the following directorships of public companies and companies subject to public filings: Houghton Mifflin Company (since 2003); ProSiebenSat.1 Media AG (since 2003); Warner Music Group (since 2004); and Fidelity National Information Services, Inc. (2005 - 2006).

Kent R. Weldon — Managing Director. Mr. Weldon is a Managing Director of Thomas H. Lee Partners. Mr. Weldon was employed by Thomas H. Lee Partners, L.P. from 1991 until 1993, rejoining in 1995. Mr. Weldon has also worked for Wellington Management. Mr. Weldon has also held the following directorships of public companies and companies subject to public filings: Houghton Mifflin Company (since 2003); Noretek, Inc. (since 1994); Cumulus Media Partners, LLC (since 2006); Syratech Corporation (2004 - 2005); and FairPoint Communications, Inc. (2000 - 2005).

Todd M. Abbrecht — Managing Director. Mr. Abbrecht is a Managing Director of Thomas H. Lee Partners, L.P. Prior to joining Thomas H. Lee Partners in 1992, Mr. Abbrecht was in the Mergers and Acquisitions department of Credit Suisse First Boston. Mr. Abbrecht has also held the following directorships of public companies and companies subject to public filings: Affordable Residential Communities (2000 - 2004); Simmons Company (since 2003); Dunkin Brands, Inc. (since 2006); and Warner Chilcott Holdings Co. Ltd. (since 2004).

Charles A. Brizius — Managing Director. Mr. Brizius his a Managing Director of Thomas H. Lee Partners, L.P., joining the firm in 1993. From 1991 through 1993, Mr. Brizius was with Morgan Stanley & Co. Incorporated where he was a financial analyst in the bank’s Financial Institutions Group, Investment Banking Division. Mr. Brizius has also held the following directorships of public companies and companies subject to public filings: Spectrum Brands, Inc. (since 2005); Warner Music Group (since 2004); and Eye Care Centers of America, Inc. (1998 - 2005).

Scott L. Jaeckel — Managing Director. Mr. Jaeckel is a Managing Director of Thomas H. Lee Partners, L.P. Mr. Jaeckel worked at Thomas H. Lee Company from 1994 to 1996, rejoining in 1998. From 1992 to 1994, Mr. Jaeckel worked at Morgan Stanley & Co. Incorporated in the Corporate Finance Department. Mr. Jaeckel has also held the following directorships of public companies and companies subject to public filings: Warner Music Group (since 2004); Refco Inc. (2004 - 2005); Grupo Corporativo Ono, S.A. (since 2005) and Rayovac Corporation (1998 - 2002).

Soren L. Oberg — Managing Director. Mr. Oberg is a Managing Director of Thomas H. Lee Partners, L.P. Mr. Oberg has been employed by Thomas H. Lee Partners, L.P. and its predecessor, Thomas H. Lee Company since 1993. Prior to joining the firm, Mr. Oberg worked in the Merchant Banking Division of Morgan Stanley & Co., Inc. Mr. Oberg has also held the following directorships of public companies and companies subject to public filings: American Media, Inc. (since 2003); Vertis, Inc. (since 1999); Grupo Corporativo Ono, S.A. (since 2005); and Cumulus Media Partners, LLC (since 2006).